

SEC
16013174
SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mayowell Fort Investments, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 West Ninth Street, #220
(No. and Street)

Wilmington, (City) DE (State) 19801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Bigelow 302-295-1215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Avenue (Address) Lakewood (City) CO (State) 80226 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C Bigelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MaxwellFort Investments, LP, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
AARON HUBBARD II, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES AUG. 21, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MaxwellFort Investments, LP

Statement of Financial Condition

YEAR ENDED DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

MAXWELLFORT INVESTMENTS, LP

TABLE OF CONTENTS


BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Partners of
MaxwellFort Investments, LP

We have audited the accompanying statement of financial condition of MaxwellFort Investments, LP (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MaxwellFort Investments, LP as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016

MAXWELLFORT INVESTMENTS, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	42,761
	$	**42,761**

PARTNERS' CAPITAL

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)	$	8,115
PARTNERS' CAPITAL (Note 2)		34,646
	$	**42,761**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Monadnock Securities, LP (the "Partnership") is a limited partnership organized on February 2, 2009 under the laws of the state of Delaware. The Partnership was founded to allow accredited Investors to selectively participate in alternate private placement stock offerings not typically available to them. The Partnership was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 19, 2010.

After several months of discussions, David Shepherd, Daniel Bigelow, and MCM GP, LLC entered into a purchase and sale agreement on May 23, 2014 to sell their interests in Monadnock Securities, LP to two third-party-Florida LLCs. Under this agreement, the two third-party LLCs were to acquire 100% of the partnership interests of Monadnock Securities from Mr. Shepherd, Mr. Bigelow, and MCM GP, LLC, as well as reimburse Monadnock Securities for certain on-going expenses and pay a consulting fee while waiting for FINRA approval of the transaction. All of the consulting income ($32,000) received in 2015 was received pursuant to this agreement, and $17,015 (25.33% of total 2015 expenses) was received for expense reimbursement in 2015 pursuant to this agreement as well. A Change of Membership Application (CMA) was filed with FINRA on October 3, 2014 and was approved by FINRA on August 7, 2015. Because the regulatory-approval process took longer than originally anticipated, the purchase and sale agreement was modified for the first time on November 24, 2014, and then again on April 1, 2015 and a final time on August 15, 2015. Under the amended agreements, purchasers agreed to increase the good-faith deposit from $10,000 to $30,000 and the consulting fee from $2,000 to $4,000 per month, as well as agree to continue to reimburse Monadnock Securities, LP for additional operational expenses up until the closing. Following the receipt of regulatory approval, the closing of the transaction took place on September 1, 2015, and the name of the partnership was changed to MaxwellFort Investments, LP on November 25, 2015.

Revenue recognition

The Partnership recognizes revenues as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

15c3-3 exemption

The Partnership under Rule 15c3-3(k)(2)(i) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash and cash equivalents

For purposes of cash flows, the Partnership considers money market funds with original maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Partnership is recognized as a limited partnership by the Internal Revenue Service. Accordingly, the Partnership's partners are liable for federal and state income taxes on its taxable income.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Partnership is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Partnership had net capital and net capital requirements of $34,646.40 and $5,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 2 - NET CAPITAL REQUIREMENTS (concluded)

On December 14, 2015, the Partnership discovered it had a net-capital deficiency and moved immediately to rectify the situation. An additional $50,000 of new capital was contributed to the Partnership and appropriate reports were filed with the SEC and FINRA within 24 hours. The capital contribution was made by a related party (Clarendon Fort Holding Company, LLC). Clarendon Fort Holding Company, LLC and MaxwellFort Investments, LP are related through common ownership. New procedures and controls have been put in place to prevent a reoccurrence of this net capital deficiency.

NOTE 3 - RELATED PARTY REVENUE

All of the consulting income ($32,000) paid under the purchase and sales agreement was paid by a related party (QueensFort Capital, LLC). QueensFort Capital, LLC and MaxwellFort Capital, LP are related through common ownership.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Partnership leased office spaces from two separate related parties under month-to-month operating leases for 2015. The Partnership paid the related parties $8,862 for rent during the year ended December 31, 2015. All of the consulting income ($32,000) paid under the purchase and sales agreement was paid by a related party (QueensFort Capital, LLC). QueensFort Capital, LLC and MaxwellFort Capital, LP are related through common ownership. In addition, $17,015 (25.33% of total 2015 expenses) was received for expense reimbursement in 2015 from the related party Queensfort Capital.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Partnership's financial instruments including cash and cash equivalents, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Partnership is in the business of syndicating and marketing private placements of stock to accredited investors. Its business is directly affected by downturns in the market and its ability to raise capital during distressed economic conditions.

NOTE 6 - PURCHASE OF COMPANY

On September 1, 2015, 100% of the ownership interests of the Company was purchased by the current owner. The price of said purchase was for $55,000 that was paid in full in US dollars. No financial liabilities were or assumed or carried over at the time of the sale.

NOTE 7 - GOODWILL IMPAIRMENT EXPENSE

Current managements assigned the full purchase price of $55,000 to goodwill at the time of the sale and then expensed the entire amount to Goodwill Impairment Expense on December 31, 2015.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or—adjustments.